Filing by Columbia Funds Series Trust pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust

(SEC File No. 811-09645)

IMPORTANT NOTICE:

Please exercise your right to vote as soon as possible.

Dear Columbia fund shareholder:

We recently sent you proxy materials concerning an important proposal to reorganize your fund into another Columbia fund (the surviving fund), which will be considered at a Joint Special Meeting of Shareholders on Friday, April 15, 2016, at 10:00 a.m. ET at 225 Franklin Street, Boston, MA. This letter was sent because you held shares in your fund on the record date and we have not received your vote.

Your fund’s Board recommends that you vote “for” the proposal. Your vote is very important.

Voting now ensures your shares are represented at the meeting, eliminates phone calls, avoids unnecessary communications and minimizes proxy costs.

Please consider the following factors when evaluating how to vote:

¡	Fund expenses for the surviving fund are expected to decrease.[1]
¡	Both the surviving fund and your fund have similar investment objectives and principal investment strategies.
¡	The same portfolio management team handles your fund and the surviving fund.

Please vote using one of the following options:

1.	Vote online

Log on to the website listed on your proxy card(s). Please have your proxy card(s) in hand to access your control number (located in the box) and follow the on screen instructions. Use proxyvote.com for beneficial owners or proxy-direct.com for direct owners. Beneficial shareholders hold shares through a broker/dealer or financial intermediary and receive account statements from that financial firm. Direct-at-fund shareholders hold shares directly with the fund and receive account statements from Columbia Threadneedle.

2.	Vote by touch-tone telephone

Call the toll free number listed on your proxy card(s). Please have your proxy card(s) in hand to access your control number (located in the box) and follow the recorded instructions.

3.	Vote by mail

Complete, sign and date the proxy card(s), then return them in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposals that you and other shareholders are being asked to consider. The proxy statement can be found at proxy-direct.com/col-27405. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, please call Computershare Fund Services, the fund’s proxy solicitor, toll free at 800.708.7953.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

Sincerely,

Columbia Threadneedle Investments

1Fund expenses are estimated based on net assets of your fund and the surviving fund as of each surviving fund’s most recent shareholder report. Please review the prospectus/proxy statement for additional information.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any surviving fund. For information regarding a surviving fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor is 800.708.7953 and proxy-direct.com/col-27405. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/ proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

Investment products offered through Columbia Management Investment Distributors, Inc., member FINRA. Advisory services provided by Columbia Management Investment Advisers, LLC. Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

© 2016 Columbia Management Investment Advisers, LLC. All rights reserved.

Columbia Management Investment Distributors, Inc.

225 Franklin Street, Boston, MA 02110-2804

columbiathreadneedle.com/us

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